UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

04005846

January 15, 2004

Shelley J. Dropkin
Assistant General Counsel
Citigroup Inc.
425 Park Avenue
New York, NY 10043

Act: 1934
Section:
Rule: 14A-8
Public Availability: 1-15-2004

Re: Citigroup Inc.
Incoming letter dated December 16, 2003

Dear Ms. Dropkin:

This is in response to your letter dated December 16, 2003 concerning the shareholder proposal submitted to Citigroup by the United Brotherhood of Carpenters and Joiners. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn
Deputy Director

Enclosures

cc: Edward J. Durkin
United Brotherhood of Carpenters
Carpenters Corporate Governance Project
101 Constitution Avenue, N.W.
Washington, DC 20001

831001

citigroup

Shelley J. Dropkin
Assistant General Counsel

Citigroup Inc.
425 Park Avenue
New York, NY 10043
Tel (212) 793-7396
Fax (212) 793-7600

December 16, 2003

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: Stockholder Proposal to Citigroup Inc. of United Brotherhood of Carpenters and Joiners (the "Proponent")

Dear Sir or Madam:

Pursuant to Rule 14a-8(d) of the rules and regulations promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), enclosed herewith for filing are six copies of a stockholder proposal and supporting statement submitted by the Proponent for inclusion in the proxy to be furnished to stockholders by Citigroup in connection with its annual meeting of stockholders to be held on April 20, 2004. Also enclosed for filing are six copies of a statement outlining the reasons Citigroup deems the omission of the attached stockholder proposal from its proxy statement and form of proxy to be proper pursuant to Rule 14a-8(b) and Rule 14a-8(f) promulgated under the Act.

Rule 14a-8(b) provides that a registrant may omit a proposal if the proponent has not met the minimum ownership requirements to be eligible to submit a proposal.

Rule 14a-8(f) provides that a registrant may omit a proposal if the proponent has failed to provide the company with documentary support evidencing that it has satisfied the minimum ownership requirements in a timely manner.

By copy of this letter and the enclosed material, Citigroup is notifying the Proponent of its intention to omit the proposal from its proxy statement and form of proxy. Citigroup currently plans to file its definitive proxy soliciting material with the Securities and Exchange Commission on or about March 16, 2004.

Kindly acknowledge receipt of this letter and the enclosed material by stamping the enclosed copy of this letter and returning it to me in the enclosed self-addressed, stamped envelope. If you have any comments or questions concerning this matter, please contact me at (212) 793 7396.

Very truly yours,

Shelley J. Dropkin
Assistant General Counsel

Enclosures

cc: Mr. Edward Durkin
United Brotherhood of Carpenters and Joiners

STATEMENT OF INTENT TO OMIT STOCKHOLDER PROPOSAL

Citigroup Inc., a Delaware corporation ("Citigroup" or the "Company"), intends to omit the stockholder proposal and supporting statement (the "Proposal"), a copy of which is annexed hereto as Exhibit A, submitted by the United Brotherhood of Carpenters Pension Fund (the "Proponent") for inclusion in its proxy statement and form of proxy (together, the "2004 Proxy Materials") to be distributed to stockholders in connection with the Annual Meeting of Stockholders to be held on April 20, 2004.

It is Citigroup's belief that the Proposal may be omitted pursuant to Rule 14a-8(b) and Rule 14a-8(f). Rule 14a-8(b) provides that to be eligible to submit a proposal, a stockholder "must have continuously held at least $2,000 in market value, or 1% of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal." Rule 14a-8(f) provides that a company may exclude a proposal, "but only if it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as the time frame for your response. Your response must be postmarked, or transmitted electronically no later than 14 days from the date you received the company's notification."

THE PROPOSAL MAY BE OMITTED UNDER RULE 14a-8(b) AND RULE 14a-8(f) BECAUSE THE PROPONENT FAILED TO PROVIDE VALID PROOF OF OWNERSHIP WITHIN 14 DAYS OF RECEIPT OF THE COMPANY'S NOTICE OF DEFICIENCY

The Company received the Proposal on November 6, 2003. By letter dated November 7, 2003, a copy of which is annexed hereto as Exhibit B, the Company informed the Proponent of the requirement to provide Citigroup, within 14 days of receipt of that letter, with a written statement from the record holder of its securities indicating that it had held Citigroup stock continuously for at least one year as of the date it had submitted the Proposal. The November 7, 2003 letter was delivered to the Proponent on November 10, 2003, proof of receipt of which is annexed hereto as Exhibit C. Under the rules and regulations promulgated by the Securities and Exchange Commission ("Commission"), the Proponent should have provided proof of ownership to the Company on or before November 24, 2003. To date, no proof of ownership demonstrating that the Proponent satisfies the minimum ownership requirements has been provided to the Company.

The Staff of the Division of Corporation Finance of the Commission ("Staff") has consistently declined to recommend enforcement action where companies excluded proposals because the proponent failed to provide documentary support evidencing that they had satisfied the minimum ownership requirements in a timely manner as required by Rule 14a-8(b) and Rule 14a-8(f). See Sysco Corporation (August 12, 2003); American Electric Power Company, Inc. (March 5, 2003).

For the foregoing reasons, Citigroup respectfully submits that the Proposal may be omitted pursuant to Rule 14a-8(b) and Rule 14a-8(f).

Commonsense Executive Compensation Proposal

Resolved, that the shareholders of Citigroup Inc. ("Company") request that the Company's Board of Directors and its Executive Compensation Committee replace the current system of compensation for senior executives with the following "Commonsense Executive Compensation" program including the following features:

(1) Salary - The chief executive officer's salary should be targeted at the mean of salaries paid at peer group companies, not to exceed $1,000,000 annually. No senior executive should be paid more than the CEO.

(2) Annual Bonus - The annual bonus paid to senior executives should be based on well-defined quantitative (financial) and qualitative (non-financial) performance measures. The maximum level of annual bonus should be a percentage of the executive's salary level, capped at 100% of salary.

(3) Long-Term Equity Compensation - Long-term equity compensation to senior executives should be in the form of restricted shares, not stock options. The restricted share program should utilize justifiable performance criteria and challenging performance benchmarks. It should contain a vesting requirement of at least three years. Executives should be required to hold all shares awarded under the program for the duration of their employment. The value of the restricted share grant should not exceed $1,000,000 on the date of grant.

(4) Severance - The maximum severance payment to a senior executive should be no more than one year's salary and bonus.

(5) Disclosure - Key components of the executive compensation plan should be outlined in the Compensation Committee's report to shareholders, with variances from the Commonsense program explained in detail.

The Commonsense compensation program should be implemented in a manner that does not violate any existing employment agreement or equity compensation plans.

Supporting Statement: We believe that compensation paid to senior executives at most companies, including ours, is excessive, unjustified, and contrary to the interests of the Company, its shareholders, and other important corporate constituents. CEO pay has been described as a "wasteland that has not been reformed." (Institutional Shareholder Services senior vice-president, *Wall Street Journal*, "Executive Pay Keeps Rising, Despite Outcry," October 3, 2003). As of 2002, the CEO-worker pay gap of 282-to-1 was nearly seven times as large as the 1982 ratio of 42-to-1 according to the United for a Fair Economy's Tenth Annual CEO Compensation Survey ("Executive Excess 2003 – CEO's Win, Workers and Taxpayers Lose.")

We believe that it is long past time for shareholders to be proactive and provide companies clear input on the parameters of what they consider to be reasonable and fair executive compensation. We believe that executive compensation should be designed to promote the creation of long-term corporate value. The Commonsense executive compensation principles seek to focus senior executives, not on quarterly performance numbers, but on long-term corporate value growth, which should benefit all the important constituents of the Company. We challenge our Company's leadership to embrace the ideas embodied in the Commonsense proposal, which still offers executives the opportunity to build personal long-term wealth but only when they generate long-term corporate value.

citigroup

Exhibit B

Shelley J. Dropkin
Assistant Secretary

Citigroup Inc.
425 Park Avenue
New York, NY 10043

Tel (212) 793-7396
Fax (212) 793-7600

November 7, 2003

Mr. Edward J. Durkin
United Brotherhood of Carpenters
Carpenters Corporate Governance Project
101 Constitution Avenue, NW
Washington, DC 20001

Dear Mr. Durkin:

Citigroup Inc. acknowledges receipt of your stockholder proposal for submission to Citigroup stockholders at the Annual Meeting in April 2004.

Please note that you are required to provide Citigroup with a written statement from the record holder of the United Brotherhood of Carpenters Pension Fund's securities (usually a bank or broker) that it has held Citigroup stock continuously for at least one year as of the date you submitted your proposal. This statement must be provided within 14 days of receipt of this notice, in accordance with the rules and regulations of the Securities and Exchange Commission.

Sincerely,

Shelley J. Dropkin
Assistant Secretary

cc: J. Dye
K. Cohen

Exhibit C

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DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 15, 2004

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Citigroup Inc.
Incoming letter dated December 16, 2003

The proposal relates to executive compensation.

There appears to be some basis for your view that Citigroup may exclude the proposal under rule 14a-8(f). We note that that the proponent appears not to have responded to Citigroup's request for documentary support indicating that the proponent has satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Citigroup omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

for

Song P. Brandon
Attorney-Advisor